                                  FILED BY FLORIDA PROGRESS CORPORATION
                                  PURSUANT TO RULE 425 UNDER THE
                                  SECURITIES ACT OF 1933 AND DEEMED
                                  FILED PURSUANT TO RULE 14a-6 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                  Subject Company: Florida Progress Corporation Commission File No.: 001-08349



                                   [FPC LOGO]



                                                                  July 24, 2000


Dear Fellow Shareholder:

We have previously sent to you proxy material for the Annual Meeting of Florida Progress shareholders to be held on August 17, 2000. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSED COMBINATION WITH CAROLINA POWER & LIGHT COMPANY.

Since approval of the combination requires the affirmative vote of a majority of the outstanding shares, YOUR VOTE IS IMPORTANT, no matter how many or how few shares you may own. If you have not yet voted, please vote TODAY by telephone, by Internet, or by signing and returning the enclosed proxy card in the postage-paid envelope provided.

Thank you for your support.

Sincerely,



Richard Korpan
Chairman, President & Chief Executive Officer


===============================================================================

                REMEMBER, YOU CAN VOTE IN ANY ONE OF THREE WAYS:

1. BY TELEPHONE: Locate the 14-digit CONTROL NUMBER Just above your name on the Proxy Card. Then call 1-877-779-8683 on a touch-tone telephone and follow the easy prompts. There is no charge for this call.

2. BY INTERNET: Locate the 14-digit CONTROL NUMBER Just above your name on the Proxy Card. Then access http://www.eproxyvote.com/fpc and follow the easy prompts.

3. BY MAIL: Simply sign and return the enclosed proxy card in the postage-paid envelope provided.

           If you have any questions, or need assistance with voting your shares, please call our proxy solicitor:

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE AT 1-877-750-5838.

===============================================================================

===============================================================================

        An additional copy of the Proxy Statement, which you should read because it contains important information, is available without charge at the Securities and Exchange Commission's
                web site at http://www.sec.gov, or by contacting
                  Innisfree M&A Incorporated at 877-750-5838.

===============================================================================

                                          FILED BY FLORIDA PROGRESS CORPORATION
                                          PURSUANT TO RULE 425 UNDER THE
                                          SECURITIES ACT OF 1933 AND DEEMED
                                          FILED PURSUANT TO RULE 14a-6 OF THE
                                          SECURITIES EXCHANGE ACT OF 1934



                                   [FPC LOGO]



                                                                  July 24, 2000


Dear Fellow Shareholder:

We have previously sent to you proxy material for the Annual Meeting of Florida Progress shareholders to be held on August 17, 2000. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSED COMBINATION WITH CAROLINA POWER & LIGHT COMPANY.

Since approval of the combination requires the affirmative vote of a majority of the outstanding shares, YOUR VOTE IS IMPORTANT, no matter how many or how few shares you may own. If you have not yet voted, please vote TODAY by telephone, by Internet, or by signing and returning the enclosed voting form in the postage-paid envelope provided.

Thank you for your support.

Sincerely,



Richard Korpan
Chairman, President & Chief Executive Officer


===============================================================================

                                IMPORTANT NOTE:

             REMEMBER, YOU CAN NOW VOTE BY TELEPHONE OR INTERNET -- Simply follow the easy instructions on the enclosed voting form.


            If you have any questions, or need assistance in voting your shares, please call our proxy solicitor:

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE AT 1-877-750-5838.

===============================================================================

===============================================================================

        An additional copy of the Proxy Statement, which you should read because it contains important information, is available without charge at the Securities and Exchange Commission's
                web site at http://www.sec.gov, or by contacting
                  Innisfree M&A Incorporated at 877-750-5838.

===============================================================================

In connection with the share exchange between CP&L Energy and Florida Progress, CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement, each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11,2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone:
(800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.